Exhibit 99.1

GDS Reports

First Quarter 2019 Results

GDS Holdings Limited Reports First Quarter 2019 Results

Shanghai, China, May 14, 2019 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Financial Highlights

•                  Net revenue increased by 58.6% year-over-year (“Y-o-Y”) to RMB891.8 million (US$132.9 million) in the first quarter of 2019 (1Q2018: RMB562.2 million).

•                  Service revenue increased by 61.6% Y-o-Y to RMB890.9 million (US$132.8 million) in the first quarter of 2019 (1Q2018: RMB551.5 million).

•                  Net loss was RMB136.6 million (US$20.4 million) in the first quarter of 2019, compared with a net loss of RMB85.9 million in the first quarter of 2018.

•                  Adjusted EBITDA (non-GAAP) increased by 111.4% Y-o-Y to RMB383.2 million (US$57.1 million) in the first quarter of 2019 (1Q2018: RMB181.3 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 43.0% in the first quarter of 2019 (1Q2018: 32.2%).

Operating Highlights

•                      Total area committed increased by 62.7% Y-o-Y to 199,831 square meters (“sqm”) as of March 31, 2019 (March 31, 2018: 122,819 sqm).

•                      Area utilized (or revenue generating space) increased by 76.4% Y-o-Y to 118,050 sqm as of March 31, 2019 (March 31, 2018: 66,905 sqm).

•                      Area in service increased by 65.8% Y-o-Y to 171,515 sqm as of March 31, 2019 (March 31, 2018: 103,475 sqm).

•                      Commitment rate for area in service was 96.1% as of March 31, 2019 (March 31, 2018: 93.8%), and utilization rate was 68.8% as of March 31, 2019 (March 31, 2018: 64.7%).

•                      Area under construction was 65,736 sqm as of March 31, 2019 (March 31, 2018: 40,357 sqm).

•                      Pre-commitment rate for area under construction was 53.4% as of March 31, 2019 (March 31, 2018: 63.8%).

“2019 began right where 2018 left off, with robust growth that translated into strong first quarter results across our business,” said Mr. William Huang, Chairman and Chief Executive Officer.  “We continued our sales momentum by adding over 16,000 sqm of net additional area committed in the first quarter of the year which exceeded our expectations. In particular, we are delighted to secure a new strategic customer, a global Cloud leader, with a sizable first-time deal. We now have every single hyperscale Cloud service provider present in our data centers, giving us a unique strategic position at the heart of this ecosystem. On the resource side, we made good progress in securing land and power for hyperscale development at strategic locations on the edge of Tier 1 markets. We are well on track to sustain our resource advantage in each key market in China and thereby position GDS to fulfil unprecedented levels of demand in years to come.”

“First quarter 2019 marked the continuation of our growing financials with a 59% increase in revenue and a 111% increase in adjusted EBITDA,” commented Mr. Dan Newman, Chief Financial Officer. “As a result of our operating leverage, our adjusted EBITDA margin hit another new high of 43%, more than 10.5 percentage points above the same period last year. We successfully completed a follow-on public equity offering, raising approximately US$445 million of net proceeds, as well as a strategic investment by Ping An in the form of convertible preferred shares, raising US$150 million. We now have sufficient equity capital to cover our expansion plans for the foreseeable future.”

First Quarter 2019 Financial Results

Net revenue in the first quarter of 2019 was RMB891.8 million (US$132.9 million), a 58.6% increase over the first quarter of 2018 of RMB562.2 million and a 7.5% increase over the fourth quarter of 2018 of RMB829.5 million. Service revenue in the first quarter of 2019 was RMB890.9 million (US$132.8 million), a 61.6% increase over the first quarter of 2018 of RMB551.5 million and a 7.5% increase over the fourth quarter of 2018 of RMB829.1 million. The increase was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 9,724 sqm of net additional area utilized in the first quarter of 2019 which mainly related to the Shanghai 4 (“SH4”), Shanghai 8 (“SH8”) and Beijing 5 (“BJ5”) Phase 1 data centers. Revenue from IT equipment sales was RMB0.9 million (US$133.4 thousand), compared with RMB10.8 million in the first quarter of 2018 and RMB0.5 million in the fourth quarter of 2018.

Cost of revenue in the first quarter of 2019 was RMB679.8 million (US$101.3 million), a 54.8% increase over the first quarter of 2018 of RMB439.3 million and a 6.3% increase over the fourth quarter of 2018 of RMB639.4 million. The increase over the previous quarter was mainly due to an increase in utility cost as a result of higher area utilized, as well as an increase in depreciation and amortization costs as a result of the completion of the Shanghai 6 (“SH6”) and BJ5 Phase 1 data centers which came into service during the fourth quarter of 2018, and the completion of the Shanghai 9 (“SH9”) and BJ5 Phase 2 data centers which came into service during the first quarter of 2019.

Gross profit was RMB212.0 million (US$31.6 million) in the first quarter of 2019, a 72.5% increase over the first quarter of 2018 of RMB122.9 million, and a 11.5% increase over the fourth quarter of 2018 of RMB190.1 million. Gross profit margin was 23.8% in the first quarter of 2019, compared with 21.9% in the first quarter of 2018, and 22.9% in the fourth quarter of 2018. The increase in gross profit margin over the previous quarter was primarily due to improved power efficiency achieved in the colder months and the leverage effect realized on fixed-cost components of cost of revenue, partially offset by higher depreciation and amortization related to new projects coming into service.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as net loss (computed in accordance with GAAP), excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain) and others. Adjusted NOI was RMB457.3 million (US$68.1 million) in the first quarter of 2019, an 81.5% increase over the first quarter of 2018 of RMB252.0 million and a 10.8% increase over the fourth quarter of 2018 of RMB412.9 million.

Adjusted NOI margin (non-GAAP) was 51.3% in the first quarter of 2019, compared with 44.8% in the first quarter of 2018, and 49.8% in the fourth quarter of 2018. The increase over the previous quarter was mainly due to improved power efficiency achieved in the colder months and the leverage effect realized on fixed-cost components of cost of revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB7.5 million (US$1.1 million), were RMB20.3 million (US$3.0 million) in the first quarter of 2019, a 6.8% decrease from the first quarter of 2018 of RMB 21.8 million (excluding share-based compensation of RMB5.0 million) and a 13.5% decrease from the fourth quarter of 2018 of RMB23.5 million (excluding share-based compensation of RMB8.8 million). The decrease over the previous quarter was primarily due to less sales and marketing activity in the first quarter due to the Chinese New Year.

General and administrative expenses, excluding share-based compensation expenses of RMB16.6 million (US$2.5 million) and depreciation and amortization expenses of RMB16.7 million (US$2.5 million), were RMB57.1 million (US$8.5 million) in the first quarter of 2019, a 29.9% increase over the first quarter of 2018 of RMB44.0 million (excluding share-based compensation expenses of RMB7.5 million and depreciation and amortization expenses of RMB11.5 million) and a 0.8% increase from the fourth quarter of 2018 of RMB56.7 million (excluding share-based compensation of RMB 18.2 million and depreciation and amortization expenses of RMB15.8 million). The similar level of general and administrative expenses compared to the previous quarter reflected operating leverage on corporate overheads.

Research and development costs were RMB4.6 million (US$0.7 million) in the first quarter of 2019, compared with RMB2.7 million in the first quarter of 2018 and RMB4.7 million in the fourth quarter of 2018.

Net interest expenses for the first quarter of 2019 were RMB219.1 million (US$32.6 million), a 90.4% increase over the first quarter of 2018 of RMB115.1 million and an 8.2% increase over the fourth quarter of 2018 of RMB202.5 million. The increase over the previous quarter was mainly due to an increase of total debt to finance data center capacity expansion.

Foreign currency exchange gain for the first quarter of 2019 was RMB4.8 million (US$0.7 million), compared with a loss of RMB3.2 million in the first quarter of 2018 and a gain of RMB0.3 million in the fourth quarter of 2018.

Net loss in the first quarter of 2019 was RMB136.6 million (US$20.4 million), compared with a net loss of RMB85.9 million in the first quarter of 2018 and a net loss of RMB122.9 million in the fourth quarter of 2018.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB383.2 million (US$57.1 million) in the first quarter of 2019, a 111.4% increase over the first quarter of 2018 of RMB181.3 million and a 15.5% increase over the fourth quarter of 2018 of RMB331.8 million.

Adjusted EBITDA margin (non-GAAP) was 43.0% in the first quarter of 2019, compared with 32.2% in the first quarter of 2018, and 40.0% in the fourth quarter of 2018. The increase over the previous quarter was mainly due to improved power efficiency achieved in the colder months, the leverage effect realized on fixed-cost components of cost of revenue, the leverage effect realized on general and administrative expenses, and the positive impact from foreign currency exchange gain.

Basic and diluted loss per ordinary share in the first quarter of 2019 was RMB0.15 (US$0.02), compared with RMB0.09 in the first quarter of 2018, and RMB0.12 in the fourth quarter of 2018.

Basic and diluted loss per American Depositary Share (“ADS”) in the first quarter of 2019 was RMB1.21 (US$0.18), compared with RMB0.71 in the first quarter of 2018, and RMB0.98 in the fourth quarter of 2018. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the first quarter of 2019 was 199,831 sqm, compared with 122,819 sqm at the end of the first quarter of 2018 and 183,743 sqm at the end of the fourth quarter of 2018, an increase of 62.7% Y-o-Y and 8.8% quarter-over-quarter (“Q-o-Q”). In the first quarter of 2019, net additional total area committed was 16,088 sqm, including significant contributions from the Beijing 7 (“BJ7”), Shenzhen 5 (“SZ5”) Phase 3 and Guangzhou 3 (“GZ3”) Phase 2 data centers. The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as significant new commitments from large Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the first quarter of 2019 was 171,515 sqm, compared with 103,475 sqm at the end of the first quarter of 2018 and 160,356 sqm at the end of the fourth quarter of 2018, an increase of 65.8% Y-o-Y and 7.0% Q-o-Q. In the first quarter of 2019, SH9 (3,330 sqm) and BJ5 Phase 2 (8,092 sqm) data centers came into service.

Area under construction at the end of the first quarter of 2019 was 65,736 sqm, compared with 40,357 sqm at the end of the first quarter of 2018 and 65,201 sqm at the end of the fourth quarter of 2018, an increase of 62.9% Y-o-Y and 0.8% Q-o-Q. In the first quarter of 2019, construction commenced on GZ3 Phase 2 (3,441 sqm), Shenzhen 6 (“SZ6”) (2,066 sqm) and Guangzhou 4 (“GZ4”) (7,000 sqm) data centers. SZ6 is a smaller data center, situated near the center of Shenzhen, which we will market to enterprise customers. GZ4 is located in the Nansha district of Guangzhou, a major logistics and IT hub at the geographic center of the Great Bay Area, which complements our existing market presence. GZ4 is the first of the two buildings which we have secured on the same site. The second building, Guangzhou 5 (“GZ5”), is currently held for future development.

Commitment rate of area in service was 96.1% at the end of the first quarter of 2019, compared with 93.8% at the end of the first quarter of 2018 and 94.9% at the end of fourth quarter of 2018. Pre-commitment rate of area under construction was 53.4% at the end of the first quarter of 2019, compared with 63.8% at the end of the first quarter of 2018 and 48.4% at the end of the fourth quarter of 2018.

Area utilized at the end of the first quarter of 2019 was 118,050 sqm, compared with 66,905 sqm at the end of the first quarter of 2018 and 108,326 sqm at the end of the fourth quarter of 2018, an increase of 76.4% Y-o-Y and 9.0% Q-o-Q. Net additional area utilized was 9,724 sqm in the first quarter, which mainly came from the additional area utilized in SH4, SH8 and BJ5 Phase 1 data centers.

Utilization rate of area in service was 68.8% at the end of the first quarter of 2019, compared with 64.7% at the end of the first quarter of 2018 and 67.6% at the end of the fourth quarter of 2018.

Liquidity

As of March 31, 2019, cash was RMB6,001.2 million (US$894.2 million). Total short-term debt was RMB980.1 million (US$146.0 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB860.1 million (US$128.2 million) and the current portion of finance lease and other financing obligations of RMB119.9 million (US$17.9 million). Total long-term debt was RMB12,591.6 million (US$1,876.2 million), comprised of long-term borrowings (excluding current portion) of RMB6,582.6 million (US$980.8 million), convertible bonds of RMB1,969.7 million (US$293.5 million) and the non-current portion of finance lease and other financing obligations of RMB4,039.3 million (US$601.9 million). During the first quarter of 2019, the Company raised approximately US$445.0 million of net proceeds from a public offering of American Depositary Shares. In addition, the Company raised US$150.0 million from an equity investment by Ping An in the form of convertible preferred shares. During the first quarter of 2019, the Company obtained new debt financing and re-financing facilities of RMB2,264.3 million (US$337.4 million).

Recent Developments

Beijing 8 Data Center

The Company recently commenced construction of a new data center in Daxing district, Beijing’s premier data center hub. The new data center, Beijing 8 (“BJ8”), is located next to the Company’s existing Beijing 7 (“BJ7”) data center. The Company commenced construction of BJ7 in 4Q18 with completion expected in 4Q19. BJ7 will yield around 11,116 sqm of IT area, which was 100% pre-committed as of March 31, 2019. Following 2 quarters behind, BJ8 is expected to enter service in 1H20 and will yield around 10,911 sqm of highly marketable capacity. BJ8 was previously categorized as held for future development.

Langfang Land Acquisition

In order to further enhance its resource supply in the Beijing market and ability to fulfil hyperscale demand, the Company recently entered in to a framework agreement with the local government for the acquisition of a greenfield site in Langfang prefecture, Hebei province. Langfang is part of the Beijing conurbation, immediately to the South of Daxing. Langfang is already a well-established data center hub serving Beijing, with good network connectivity and power infrastructure. Given the constraints on new data center development in the municipal area of Beijing, the Company believes that demand will increasingly move to Langfang. The strategic land acquisition will be completed in stages in accordance with the statutory transfer process. The Company estimates that the land and associated power allocation will provide enough capacity to develop over 70,000 sqm of IT area. The Company targets completion of the first phase of data center development in around 24 months.

Langfang 1 & 2 Data Centers

As a first step in establishing its presence in Langfang and to fulfil immediate demand requirements, the Company recently entered into a lease for 2 existing buildings. The Company has commenced converting the first building into a data center, Langfang 1 (“LF1”), while the second building is held for future development. LF1 has a design capacity of 4,858 sqm of IT area, which will be fully pre-committed to a major customer during 2Q19. Completion of LF1 is expected around the end of 2019.

Guangzhou 6 Data Center Acquisition

The Company recently entered into an agreement for the acquisition of a data center in the Huangpu district of Guangzhou, Guangzhou 6 (“GZ6”). The data center is located close to the Company’s existing GZ1, GZ2, and GZ3 cluster. GZ6 is currently under construction and is expected to enter service in 3Q19. It will yield 6,740 sqm of IT area. A major customer has entered into a pre-contractual commitment for part of the area. The Company targets to close the acquisition in 3Q19, subject to a number of conditions including extension of the property lease and activation of grid power supply. Together with the recently initiated GZ4 project and the previously announced land acquisition in Guangzhou, the Company believes that it is strongly positioned in terms of resource supply for the Guangzhou market.

Annual Report

On March 13, 2019, the Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 with the Securities and Exchange Commission (the “SEC”). The annual report can be accessed on the Company’s website, www.investors.gds-services.com, and on the SEC’s website at www.sec.gov. The Company will provide a hard copy of the annual report containing its audited consolidated financial statements for the fiscal year ended December 31, 2018, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to ir@gds-services.com.

Business Outlook

The Company confirms that the previously provided guidance for total revenues of RMB3,900 — RMB4,100 million, adjusted EBITDA of RMB1,640 — RMB1,700 million and capital expenditures of RMB4,500 — RMB5,000 million for the full year of 2019 remains unchanged.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are subject to change.

Upcoming Investor Conferences

The Company will attend the following upcoming investor conferences in Asia and U.S.:

•                      Deutsche Bank’s 10th Annual dbAccess Asia Conference in Singapore on May 21.

•                      Goldman Sachs’ TechNet Conference Asia Pacific 2019 in Hong Kong on May 22 — 23.

•                      RBC’s 2019 Data Center & Connectivity Investor Day in San Francisco on May 29.

•                      Cowen’s 47th Annual Technology, Media & Telecom Conference in New York on May 30.

•                      Credit Suisse’s 21st Annual Communications Conference in New York on June 4 — 5.

•                      DBS Vickers’ Asia Tech Frontier Conference Day 2019 in Hong Kong on June 4.

Conference Call

Management will hold a conference call at 8:00 AM Eastern Time on May 14, 2019 (8:00 PM Beijing Time on May 14, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437

International:	+65-6713-5090

Hong Kong:	+852-3018-6771

China:	400-620-8038

Conference ID:	3554535

A telephone replay will be available approximately two hours after the call until May 21, 2019 22:59 PM U.S. ET by dialing:

United States:	1-646-254-3697

International:	+61-2-8199-0299

Hong Kong:	+852-3051-2780

China:	400-632-2162

Replay Access Code:	3554535

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjusted NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for net income (loss), cash flows used in operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 29, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2018	As of March 31, 2019
	RMB	RMB	US$

Assets
Current assets
Cash	2,161,622	6,001,214	894,209
Accounts receivable, net of allowance for doubtful accounts	536,842	713,601	106,330
Value-added-tax (“VAT”) recoverable	163,476	217,123	32,352
Prepaid expenses and other current assets	175,456	199,420	29,715
Total current assets	3,037,396	7,131,358	1,062,606

Property and equipment, net	13,994,945	14,630,720	2,180,045
Operating lease right-of-use assets	—	497,600	74,144
Goodwill and intangible assets, net	2,234,462	2,175,429	324,149
Other non-current assets	1,618,440	1,705,597	254,141
Total assets	20,885,243	26,140,704	3,895,085

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,283,320	860,139	128,165
Accounts payable	1,508,020	1,532,044	228,282
Accrued expenses and other payables	549,641	637,030	94,920
Operating lease liabilities, current	—	70,124	10,449
Finance lease and other financing obligations, current	166,898	119,919	17,868
Total current liabilities	3,507,879	3,219,256	479,684

Long-term borrowings, excluding current portion	5,203,708	6,582,579	980,835
Convertible bonds payable	2,004,714	1,969,683	293,492
Operating lease liabilities, non-current	—	402,420	59,962
Finance lease and other financing obligations, non-current	4,134,327	4,039,333	601,879
Other long-term liabilities	512,690	504,725	75,206
Total liabilities	15,363,318	16,717,996	2,491,058

Redeemable preferred shares	—	1,010,586	150,582

Shareholders’ equity
Ordinary shares	341	378	56
Additional paid-in capital	7,275,945	10,283,372	1,532,270
Accumulated other comprehensive loss	(139,254)	(119,901)	(17,866)
Accumulated deficit	(1,615,107)	(1,751,727)	(261,015)
Total shareholders’ equity	5,521,925	8,412,122	1,253,445
Commitments and contingencies

Total liabilities, redeemable preferred shares and shareholders’ equity	20,885,243	26,140,704	3,895,085

Note: Effective January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) 842 Leases using a modified retrospective method, under which prior period results were not retrospectively adjusted. Upon adoption, the Company recognized operating lease liabilities and right of use assets of RMB483.6 million and RMB514.0 million, respectively, and derecognized intangible assets of RMB44.6 million for operating leases, and derecognized other financing obligations and construction in progress of RMB331.9 million and RMB336.7 million, respectively, for assets under construction in build-to-suit lease arrangements on January 1, 2019.

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$

Net revenue
Service revenue	551,473	829,050	890,946	132,755
Equipment sales	10,752	471	895	133
Total net revenue	562,225	829,521	891,841	132,888
Cost of revenue	(439,308)	(639,383)	(679,832)	(101,298)
Gross profit	122,917	190,138	212,009	31,590

Operating expenses
Selling and marketing expenses	(26,849)	(32,269)	(27,832)	(4,147)
General and administrative expenses	(62,936)	(90,661)	(90,301)	(13,455)
Research and development expenses	(2,672)	(4,724)	(4,639)	(691)
Income from operations	30,460	62,484	89,237	13,297
Other income (expenses):
Net interest expenses	(115,054)	(202,493)	(219,117)	(32,649)
Foreign currency exchange (loss) gain, net	(3,219)	327	4,772	711
Others, net	609	2,944	2,503	373
Loss before income taxes	(87,204)	(136,738)	(122,605)	(18,268)
Income tax benefits (expenses)	1,278	13,827	(14,015)	(2,088)
Net loss	(85,926)	(122,911)	(136,620)	(20,356)
Change in redemption value of redeemable preferred shares	—	—	(17,760)	(2,646)
Cumulative dividend on preferred shares	—	—	(559)	(83)
Net loss attributable to ordinary shareholders	(85,926)	(122,911)	(154,939)	(23,085)

Loss per ordinary share
Basic and diluted	(0.09)	(0.12)	(0.15)	(0.02)

Weighted average number of ordinary share outstanding
Basic and diluted	969,747,050	1,000,435,164	1,025,055,553	1,025,055,553

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$

Net loss	(85,926)	(122,911)	(136,620)	(20,356)
Foreign currency translation adjustments, net of nil tax	(40,406)	3,331	19,353	2,884
Comprehensive loss	(126,332)	(119,580)	(117,267)	(17,472)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$

Net loss	(85,926)	(122,911)	(136,620)	(20,356)
Depreciation and amortization	137,488	230,599	254,037	37,853
Amortization of debt issuance cost and debt discount	7,928	28,150	16,990	2,532
Share-based compensation expense	15,633	34,932	31,957	4,762
Others	(2,777)	(30,274)	(5,160)	(769)
Changes in operating assets and liabilities	(215,775)	(29,129)	(221,010)	(32,932)
Net cash (used in) provided by operating activities	(143,429)	111,367	(59,806)	(8,910)

Purchase of property and equipment	(762,972)	(1,661,485)	(829,446)	(123,592)
Payments related to acquisitions	(43,807)	(31,223)	(5,000)	(745)
Net cash used in investing activities	(806,779)	(1,692,708)	(834,446)	(124,337)

Net proceeds from financing activities	2,113,003	263,600	4,789,711	713,689
Net cash provided by financing activities	2,113,003	263,600	4,789,711	713,689
Effect of exchange rate changes on cash and restricted cash	(57,636)	(4,879)	(9,215)	(1,373)

Net increase (decrease) of cash and restricted cash	1,105,159	(1,322,620)	3,886,244	579,069
Cash and restricted cash at the beginning of period	1,947,600	3,607,368	2,284,748	340,438
Cash and restricted cash at end of period	3,052,759	2,284,748	6,170,992	919,507

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$

Net loss	(85,926)	(122,911)	(136,620)	(20,356)
Net interest expenses	115,054	202,493	219,117	32,649
Income tax (benefits) expenses	(1,278)	(13,827)	14,015	2,088
Depreciation and amortization	137,488	230,599	254,037	37,853
Accretion expenses for asset retirement costs	309	555	711	106
Share-based compensation expenses	15,633	34,932	31,957	4,762
Selling and marketing expenses (1)	21,819	23,497	20,330	3,029
General and administrative expenses (1)	43,958	56,660	57,090	8,507
Research and development expenses (1)	2,340	4,132	3,970	591
Foreign currency exchange loss (gain), net	3,219	(327)	(4,772)	(711)
Others, net	(609)	(2,944)	(2,503)	(373)
Adjusted NOI	252,007	412,859	457,332	68,145
Adjusted NOI margin	44.8%	49.8%	51.3%	51.3%

Note 1:

Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation, amortization and share-based compensation expenses.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
	RMB	RMB	RMB	US$

Net loss	(85,926)	(122,911)	(136,620)	(20,356)
Net interest expenses	115,054	202,493	219,117	32,649
Income tax (benefits) expenses	(1,278)	(13,827)	14,015	2,088
Depreciation and amortization	137,488	230,599	254,037	37,853
Accretion expenses for asset retirement costs	309	555	711	106
Share-based compensation expenses	15,633	34,932	31,957	4,762
Adjusted EBITDA	181,280	331,841	383,217	57,102
Adjusted EBITDA margin	32.2%	40.0%	43.0%	43.0%